EXHIBIT 99.4

July 9, 2019

Total Group’s greenhouse gas emissions: key figures

In response to the false information being circulated, the Total Group would like to recall that:

-       Worldwide, greenhouse gas (GHG) emissions relating to Total-operated oil and gas facilities came to 42 million metric tons of CO2 equivalent in 2018. Given that global emissions amount to more than 50 billion metric tons per year, this represents less than 0.1% of the total (source: French Ministry for an Ecological and Inclusive Transition, 2016). The commonly cited figure of 1% of global emissions is therefore inaccurate.

-       In France, greenhouse gas emissions relating to Total-operated oil and gas facilities came to 10 million metric tons of CO2 equivalent in 2018. Given that the country’s emissions amount to 445 million metric tons per year, this represents 2.2% of the total (source: CITEPA, 2019). The commonly cited figure of two-thirds of French emissions is therefore also inaccurate.

In fact, Total’s greenhouse gas emissions worldwide represent less than 10% of emissions from France as a whole.

Furthermore, Total aims to cut its greenhouse gas emissions by 15% between 2015 and 2025, after having already achieved a 25% reduction since 2010.

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